DATAWATCH ANNUAL REPORT 2001



COMPANY OVERVIEW

DATAWATCH Corporation is a leading provider of enterprise reporting, business intelligence, report mining, data transformation and service center software products that help organizations increase productivity, reduce costs and gain competitive advantage. Datawatch products are used in more than 20,000 companies, institutions and government agencies worldwide.

DATAWATCH's products include Monarch™, the industry leading desktop report-mining and business intelligence application; Monarch|ES™, a web-enabled business information portal that provides report management, business intelligence and content management in one easy-to-use system; Monarch Data Pump™, a data transformation and delivery tool; VorteXML™, a data transformation tool that converts existing structured text data into valid XML; Q|SM™, an Internet solution that can scale from a basic help desk system to a full service center solution; and Redwing™, an Adobe Acrobat plug-in that accurately extracts text and tables from PDF files.

Monarch is the leader in the report mining category, with more than 350,000 copies sold. Monarch transforms report files produced on any mainframe, midrange, client/server or PC system into live data that users can sort, filter, summarize, graph and export to other applications such as MS Excel or Access. Monarch Professional edition lets users extract and work with data in HTML files, databases, spreadsheets and ODBC sources as well as reports making it a powerful business intelligence solution for everyone.

Monarch|ES is a web-enabled business information portal, providing complete report management, business intelligence and content management, and the ability to analyze data within reports, all using just a web browser. Monarch|ES allows organizations to quickly and easily deliver business intelligence and decision support derived from existing reporting systems with no new programming or report writing. Monarch|ES automatically archives report data and binary documents in an enterprise report and document warehouse and provides users a unified point of entry to view, analyze and share information over the Internet.

Monarch Data Pump offers organizations a shortcut for populating and refreshing data marts and data warehouses, and for automatically moving data out of legacy systems and delivering it to users in a variety of formats, including Excel, via email.

VorteXML lets users easily extract, transform and export valid XML from any recurring structured text data output such as reports, invoices, log files and EDI documents without new programming. VorteXML is a practical shortcut for companies that want to easily produce XML data from their current systems.

Q|SM can scale from a basic help desk system to a full service center solution that incorporates workflow, network management capabilities and provides web access to multiple databases while enabling customers to interact via a standard browser. Q|SM also provides advanced service level management capabilities, integrated change management features, business process automation tools and one of the industry's easiest to learn and use interfaces.

Redwing is the leading text and table extraction technology for Portable Document Format (PDF) files, allowing users to move information directly from PDF documents into standard PC programs with flawless accuracy. Redwing is also fully integrated with Monarch, allowing the power of report mining to be extended to PDF files.

Headquartered in Lowell, Mass., DATAWATCH sells and supports products through sales offices in North America, as well as subsidiaries in England, France, Germany and Australia. The Company was founded in 1985 and its stock trades publicly on the NASDAQ National Market under the symbol DWCH.

Dear Shareholders,

In fiscal year 2001, a year in which the slowdown in IT spending seriously affected our industry, Datawatch was able to adapt, review strategy and, in Q4 of fiscal 2001, implement a much needed restructuring program. Coincident with this restructuring, Datawatch sold its UK software distribution subsidiary, Guildsoft Limited. This sale not only provided cash to fund our continuing operations, but will allow management to focus on our core software products and markets in 2002.

Revenues from continuing operations for the fiscal year ended September 30, 2001 were $18,403,000, down 18% from fiscal 2000. Net loss for fiscal 2001 was $5,385,000. As we reached the end of a period of restructuring, we recorded a revenue increase of 4% for the quarter ended September 30, 2001. Revenue from continuing operations was $4.5 million, up from $4.3 million in the June quarter. However, we also recorded an operating loss of $2.3 million from continuing operations, including a restructuring charge and non-recurring charges and expenses. While revenue growth in the quarter was encouraging, operating losses were high and the group took steps to reduce costs including a 20% staff reduction. The new management team at Datawatch plans to meet its goal of being at cost breakeven point in the short term.

While making cuts during the year, Datawatch showed its commitment to future product development by further investment in research and development. Expenditure was $2,002,000 or 11% of sales revenues compared to $1,837,000 or 8% of revenue for the equivalent period last year

In fiscal quarter four, Datawatch was streamlined to more effectively develop, market, and sell its business productivity tools into the Business Intelligence and Service Management markets. Post restructuring, the group now consists of its two main operating divisions in the US and the UK, with a small sales and support operation in Australia. Datawatch customers in other countries are now serviced by Datawatch business partners. I believe this restructuring is a major step forward for shareholders towards unlocking the full value of the company residing in its excellent products.

The Business Intelligence products service a market estimated by Merrill Lynch to grow at 30% per annum to $25 billion by 2004. Datawatch products are at the forefront of technological development and are well placed to take advantage of this impressive market place.

Datawatch products again won awards this year for both Monarch ES and Quetzal QSM. At the annual CMP Media RealWare Awards in California, Datawatch and PSI (Professional Services Industries) were named winners for the Best Report/Output Management Application of the year. For two out of the last three years, Datawatch along with its customers the BBC (British Broadcasting Corporation) and Bass Leisure, have won top honors in the best Help Desk and Service Management application at the Customer Service Management show in London.

For the year ahead, Datawatch has a single-minded focus on generating cash and realizing profitable, sustainable growth. The company has a sense of urgency and purpose. Our customer base is large, and loyal to Datawatch products, as is shown by our increasing maintenance and service revenues, and one of our goals is to significantly increase our customer base in the year to come.

While we continue to have confidence in the long-term prospects of Datawatch, the company will continue to be managed tightly in the short term, and be ready to respond to market conditions as they unfold. I would like to invite you all to follow our progress on the new Datawatch website found at www.datawatch.com.

I would like to thank our shareholders, partners and employees for their support during the past year. I look forward to better times ahead.

Robert Hagger
President, and Chief Executive Officer
Datawatch Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER: 000-19960

DATAWATCH CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**02-0405716**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

175 CABOT STREET
SUITE 503
LOWELL, MASSACHUSETTS 01854
(Address of principal executive office)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: 978-441-2200

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

COMMON STOCK $0.01 PAR VALUE
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Aggregate market value of voting stock held by non-affiliates: $2,933,716 (computed by reference to the last sales price of such common stock on December 12, 2001 as reported in the National Association of Security Dealers consolidated trading index).

Number of shares of common stock outstanding at December 12, 2001: 2,555,984

Documents Incorporated By Reference

Registrant intends to file a definitive Proxy Statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended September 30, 2001. Portions of such Proxy Statement are incorporated by reference in Part III of this report.

PART I

Item 1. BUSINESS

GENERAL

Datawatch Corporation (the "Company" or "Datawatch"), founded in 1985, is a provider of enterprise reporting, business intelligence, report mining, data transformation and service center software products that help organizations increase productivity, reduce costs and gain competitive advantages. Datawatch products are used in more than 20,000 companies, institutions and government agencies worldwide.

The Company is a Delaware corporation, with executive offices located at 175 Cabot Street, Lowell, Massachusetts 01854 and the Company's telephone number is (978) 441-2200.

In 2001, the Company sold its wholly owned subsidiary, Guildsoft Limited ("Guildsoft"). Guildsoft was a component of the Company with clearly distinguishable operations and cash flows and because Guildsoft's activities are now entirely eliminated from ongoing operations and the Company will have no continuing involvement with Guildsoft's operations, the Company has presented Guildsoft as a discontinued operation in all periods presented herein.

PRODUCTS

Monarch - Datawatch is best known for its popular desktop report mining and business intelligence application called Monarch. More than 350,000 copies of Monarch have been sold, with localized versions in English, French, German and Spanish. Monarch transforms structured text files (reports, statements, etc.) into a live database that users can sort, filter, summarize, graph and export to other applications such as MS Excel or Access. Monarch Professional Edition lets users extract and work with data in HTML files, databases, spreadsheets and ODBC sources as well as reports. The Company's Redwing product lets users extract text and tables from Adobe PDF documents.

Monarch|ES - Monarch|ES is Datawatch's web-enabled business information portal, providing complete report management, business intelligence and content management, and the ability to analyze data within reports, all using just a web browser. Monarch|ES allows organizations to quickly and easily deliver business intelligence and decision support, derived from existing reporting systems, with no new programming or report writing. Monarch|ES automatically archives report data and binary documents in an enterprise report and document warehouse and provides users a unified point of entry to view, analyze and share information over the Internet.

Monarch Data Pump - The Company's Monarch Data Pump product is a unique data replication and migration tool that offers a shortcut for populating and refreshing data marts and data warehouses, for migrating legacy data into new applications and for providing automated delivery of existing reports in a variety of formats, including Excel, via email.

Q|Service Management - The Company's help desk and asset management software is a market leader in Europe, with one of the largest installed bases among products that compete in the internal help desk market. In 2001, the Company introduced Q|Service Management ("Q|SM"), a major new release of the Company's Service Management software. Q|SM is a fully internet-enabled solution that can scale from a basic help desk system to a full service center solution that incorporates workflow and network management capabilities and provides web access to multiple databases while enabling customers to interact via a standard browser. Q|SM also provides advanced service level management capabilities, integrated change management features, business process automation tools and one of the industry's easiest to learn and use interfaces.

VorteXML - Datawatch's new desktop VorteXML software converts existing, structured ASCII/ANSI text documents (such as reports, invoices, log files, etc.), or HTML, into valid XML on an ad hoc, programming-free basis. VorteXML's ability to simplify the transformation of complex business documents and HTML into valid XML dramatically speeds up and reduces the cost of implementing enterprise XML systems or putting legacy output on the web. In early 2002, VorteXML will be available in a server edition to automate the process of data transformation and delivery.

PRICING

The Company's desktop products are sold under single and multi-user licenses. A single user license for Monarch Standard Edition is priced at $635. Multi-user licenses for Monarch Standard Edition are priced at $250 to $399 per user, depending upon the number of users. A single user license for Monarch Professional Edition is priced at $765. Multi-user licenses for Monarch Professional

Edition are priced at $375 to $529 per user, depending upon the number of users. A single user license for Monarch Data Pump Personal Edition is priced at $2,495. A single user license for Redwing is priced at $579. A five-user license is priced at $2,199.

The Company's report enterprise and service center products are sold under server-based licenses in addition to named-user and concurrent-user licenses. An entry-level Monarch|ES system is priced at approximately $50,000. Typical configurations are priced in the range of $65,000 to $250,000. Server editions of Monarch Data Pump are typically priced at approximately $7,500 per server. An entry-level Q|SM system is priced at approximately $20,000. Typical configurations sell in the range of $20,000 to $150,000. Maintenance agreements, training and implementation services are sold separately.

MARKETING AND DISTRIBUTION

Datawatch markets its products through a variety of channels in order to gain broad market exposure and to satisfy the needs of its customers. Datawatch believes that some customers prefer to purchase products through service-oriented resellers, while others buy on the basis of price, purchase convenience, and/or immediate delivery.

The Company is engaged in active direct sales of its products to end-users, including repeat and add-on sales to existing customers and sales to new customers. Datawatch utilizes direct mail, the Internet, telemarketing and direct personal selling to generate its sales.

Datawatch uses a variety of marketing programs to create demand for its products. These programs include advertising, cooperative advertising with reseller partners, direct mail, exhibitor participation in industry shows, executive participation in press briefings, Internet-based marketing and on-going communication with the trade press.

The Company offers certain of its resellers the ability to return obsolete versions of its products and slow-moving products for credit. Based on its historical experience relative to products sold to these distributors, the Company believes that its exposure to such returns is minimal. It has provided a provision for such estimated returns in the financial statements.

Datawatch warrants the physical disk media and printed documentation for its products to be free of defects in material and workmanship for a period of 60 to 90 days from the date of purchase depending on the product. Datawatch also offers a 30 day money-back guarantee on certain of its products sold directly to end-users. Under the guarantee, customers may return purchased products within the 30 days for a full refund if they are not completely satisfied. To date, the Company has not experienced any significant product returns under its money-back guarantee.

During fiscal 2001, one distributor represented approximately 14% of the Company's net sales. No other customer accounted for more than 10% of the Company's net sales in fiscal 2001. Datawatch sells its products outside of the U.S. directly through the sales force of its wholly owned subsidiary, Datawatch International Limited ("Datawatch International") and through international resellers. Such international sales represented approximately 46%, 43% and 49% of the Company's net sales for fiscal 2001, 2000 and 1999, respectively. See Note 12 to Consolidated Financial Statements which appear elsewhere in this Annual Report on Form 10-K.

RESEARCH AND DEVELOPMENT

The Company believes that timely development of new products and enhancements to its existing products is essential to maintain strong positions in its markets. Datawatch intends to continue to invest sizeable effort in research and product development, particularly in the area of computing technology trends and the Internet. The Company's product development efforts are primarily focused on the Monarch|ES Enterprise Reporting products and Q|Service Management ("Q|SM") products and their related core technologies. Additional efforts are devoted to the expansion of the feature set of the Monarch product and enhancing the functionality of its XML tool, VorteXML, which automates the process of generating XML output from reports or structured text input.

Datawatch's product development efforts are conducted through in-house software development engineers and by external developers. External developers are compensated either through royalty payments based on product sales levels achieved or under contracts based on services provided. Datawatch has established long-term relationships with several development engineering firms, providing flexibility, stability and reliability in its development process.

Datawatch's product managers work closely with developers, whether independent or in-house, to define product specifications. The initial concept for a product originates from this cooperative effort. The developer is generally responsible for coding the development project. Datawatch's product managers maintain close technical control over the products, giving the Company the freedom to designate which modifications and enhancements are most important and when they should be implemented. The product managers and their staff work in parallel with the developers to produce printed documentation, on-line help files, tutorials and installation software. In some cases, Datawatch may choose to subcontract a portion of this work on a project basis to third-party suppliers under contracts. Datawatch personnel also perform extensive quality assurance testing for all products and coordinate external beta test programs.

Datawatch has a contractual agreement with the independent developer of Monarch and VorteXML which requires that source code be placed into escrow. The principal developer for these products is also bound by contractual commitments which require the developer's continuing involvement in product maintenance and enhancement. The Company has been granted exclusive worldwide rights to Monarch and VorteXML with a stated term expiring in the year 2009. Monarch and VorteXML are trademarks of Datawatch Corporation. Datawatch also has a contractual agreement with the independent developer of Q|SM which requires his continued involvement in product maintenance for a period of 5 years. The developer has agreed to provide these services in exchange for a minimal royalty based on net sales.

Other Datawatch products have been developed through in-house software development or by independent software engineers hired under contract. Datawatch maintains source code and full product control for these products, which include the Monarch Data Pump (Personal and Server Editions), Monarch|ES, and Q|SM products.

BACKLOG

The Company's software products are generally shipped within three business days of receipt of an order. Accordingly, the Company does not believe that backlog for its products is a meaningful indicator of future business. The Company does maintain a backlog of services related to its Monarch|ES and Q|SM business. While this services backlog will provide future revenue to the Company, the Company believes that it should not considered a meaningful indicator of future business.

COMPETITION

The software industry is highly competitive and is characterized by rapidly changing technology and evolving industry standards. Datawatch competes with a number of companies including Peregrine, Actuate, Quest and others which have substantially greater financial, marketing and technological resources than the Company. Competition in the industry is likely to intensify as current competitors expand their product lines and as new competitors enter the market.

PRODUCT PROTECTION

Although Datawatch does not generally own patents on its software technologies, it relies on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect its rights in its products. Despite these precautions, unauthorized parties may attempt to copy aspects of Datawatch's products or to obtain and use information that Datawatch regards as proprietary. Patent protection is not considered crucial to Datawatch's success. Datawatch believes that, because of the rapid pace of technological change in the software industry, the legal protections for its products are less significant than the knowledge, ability and experience of its employees and developers, the frequency of product enhancements and the timeliness and quality of its support services. Datawatch believes that none of its products, trademarks and other proprietary rights infringe on the proprietary rights of third parties, but there can be no assurance that third parties will not assert infringement claims against it or its developers in the future.

PRODUCTION

Production of Datawatch's products involves the duplication of floppy and compact disks, and the printing of user manuals, packaging and other related materials. Floppy disk duplication is performed in-house with high-capacity disk duplication equipment, and is occasionally supplemented with duplication services performed by non-affiliated subcontractors. High volume compact disk duplication is performed by non-affiliated subcontractors, while low volume compact disk duplication is performed in-house. Printing work is also performed by non-affiliated subcontractors. To date, Datawatch has not experienced any material difficulties or delays in production of its software and related documentation and believes that, if necessary, alternative production sources could be secured at a commercially reasonable cost.

EMPLOYEES

As of September 30, 2001, Datawatch had 98 full-time employees, including 31 engaged in marketing, sales, and customer service; 21 engaged in product consulting and training; 10 engaged in product management, development and quality assurance; 6 engaged in technical support; 27 providing general, administrative, accounting, and IT functions; and 3 engaged in software production and warehousing.

The Company believes that its future success may depend on its ability to continue to attract and retain highly-skilled technical, marketing and management personnel, who are in great demand. The Company currently has written agreements with each of its employees prohibiting disclosure of confidential information to anyone outside of the Company, both during and subsequent to employment. These agreements also require disclosure to the Company of ideas, discoveries or inventions relating to or resulting from the employee's work for the Company, and assignment to the Company of all proprietary rights to such matters.

Item 2. PROPERTIES

The Company is currently headquartered in a 24,553 square foot leased office building in Lowell, Massachusetts. The lease expires in January 2006. The Company also maintains small offices in California, Connecticut, Illinois, and Georgia.

The Company also leases approximately 6,000 square feet of office space in Kings Langley, Hertfordshire, England, which expires in January 2009 with a termination option in December 2002, and maintains small offices in Germany, France and Australia.

Item 3. LEGAL PROCEEDINGS

The Company is not a party to any litigation that management believes will have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of stockholders of Datawatch Corporation was held on July 23, 2001 to consider and vote on a proposal to amend the Company's Restated Certificate of Incorporation to effect a reverse stock split of the shares of the Company's issued and outstanding common stock at a ratio to be determined by the Board of Directors, in its sole discretion, such that when multiplied by the closing price of the common stock on the business day preceding the Special Meeting of Stockholders results in a product between $1.50 and $2.00 per share, inclusive, but which ratio shall not to exceed one for six, whereby one (1) share of common stock will be issued in exchange for not more than six (6) shares of common stock then issued and outstanding. (The ratio approved by action of the Board of Directors was that one (1) share would be issued for every four and one-half (4.5) shares of common stock issued and outstanding.) Any fractional shares which resulted form this exchange were rounded up and exchanged for one (1) whole share of common stock. The proposal was approved and adopted by the stockholders with 9,446,326 voting in favor, 310,812 voting against, and 14,775 abstaining.

EXECUTIVE OFFICERS OF THE REGISTRANT

The names, ages and titles of the executive officers of the Company as of December 12, 2001 are as follows:

Robert W. Hagger	53	President, Chief Executive Officer and Director
John H. Kitchen, III	46	Senior Vice President for Channel Products
H. Calvin G. MacKay	57	Senior Vice President for Enterprise Software
Alan R. MacDougall	53	Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary
Linda E. Lammi	48	Vice President of Development and Technical Services

Officers are elected by, and serve at the discretion of, the Board of Directors.

ROBERT W. HAGGER, President, Chief Executive Officer and Director. Mr. Hagger assumed the positions of President, Chief Executive Officer and Director on July 9, 2001. Prior thereto, and since November 1, 1997, Mr. Hagger was Senior Vice President of International Operations of the Company. Prior to that and since March 1997, Mr. Hagger was Managing Director of the Company's wholly-owned subsidiary Datawatch International Limited. Prior to joining Datawatch, from 1993 to March 1997, Mr. Hagger was founder and Managing Director of Insight Strategy Management Ltd. Prior to that he was Managing Director of Byrne Fleming Ltd.

JOHN H. KITCHEN, III, Senior Vice President for Channel Products. Mr. Kitchen assumed the position of Senior Vice President for Channel Products on July 9, 2001. Prior thereto, and since July 2000, Mr. Kitchen was the Company's Vice President of Marketing. Prior to July 2000, and since March 1998, Mr. Kitchen was the Company's Director of Marketing. Prior to that, Mr. Kitchen was a marketing consultant to the Company.

H. CALVIN G. MACKAY, Senior Vice President for Enterprise Software. Mr. MacKay assumed the position of Senior Vice President for Enterprise Software on July 9, 2001 and was elected an executive officer of the Company on December 1, 2001. Prior thereto, and since January 2001, Mr. MacKay was a marketing and sales consultant to the Company's wholly-owned subsidiary, Datawatch International Limited. Prior to January 2001, and since December 1998, Mr. MacKay acted as an advisor and consultant to several technology companies. From June 1996 to October 1998, Mr. MacKay served as Principal of Renior and Rembrandt Consulting Ltd., a management consulting firm, and as the Chief Executive Officer of the firm's South East Asia operations.

ALAN R. MACDOUGALL, Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary. Mr. MacDougall assumed the positions of Vice President of Finance, Chief Financial Officer Treasurer and Assistant Secretary on December 16, 2000. Prior thereto, and since October 1997, Mr. MacDougall was the Company's Corporate Controller. Prior to October 1997, and since June 1994, Mr. MacDougall was the Company's Director of Operations.

LINDA E. LAMMI, Vice Present of Development and Technical Services. Ms. Lammi assumed the position of Vice President of Development and Technical Services on May 16, 1999. Prior thereto, and since March 1995, Ms. Lammi was the Company's Director of Technical Services.

Part II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

In October 2001, the Company issued a warrant to purchase up to 49,669 shares of Common Stock at an exercise price per share of $1.51, subject to adjustment as described in the warrant, to Silicon Valley Bank in consideration for Silicon Valley Bank's entering into certain loan modification agreements with the Company. No underwriter was involved in the foregoing issuance. Such issuance was made by the Company in reliance upon an exemption from the registration provisions of the Securities Act of 1933 set forth in Section 4(2) thereof as a transaction by an issuer not involving a public offering.

The Registrant's common stock is listed and traded on the Nasdaq National Market under the symbol DWCH. The range of high and low prices during each fiscal quarter for the last two fiscal years is set forth below:

For the Year Ended	Common Stock	
September 30, 2001	High	Low
4th Quarter	2.610	1.000
3rd Quarter	3.915	1.620
2nd Quarter	6.751	1.688
1st Quarter	7.032	1.266

For the Year Ended	Common Stock	
September 30, 2000	High	Low
4th Quarter	10.689	4.922
3rd Quarter	16.877	5.063
2nd Quarter	33.472	8.438
1st Quarter	29.534	2.813

There are approximately 158 shareholders of record as of December 12, 2001. The Company believes that the number of beneficial holders of common stock exceeds 2,500.

The Company has not paid any cash dividends and it is anticipated that none will be declared in the foreseeable future. The Company intends to retain future earnings, if any, to provide funds for the operation, development and expansion of its business.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company for the periods indicated. The selected consolidated financial data for and as of the end of the years in the five-year period ended September 30, 2001 are derived from the Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes which appears elsewhere in this Annual Report on Form 10-K.

In 2001, the Company sold its wholly owned subsidiary, Guildsoft Limited ("Guildsoft"). Guildsoft was a component of the Company with clearly distinguishable operations and cash flows and because Guildsoft's activities are now entirely eliminated from ongoing operations and the Company will have no continuing involvement with Guildsoft's operations, the Company has presented Guildsoft as a discontinued operation in all periods presented herein.

Statements of Operations Data Years Ended September 30,	2001	2000	1999	1998	1997
Net Sales					
PC-based Products	$18,402,655	$22,473,837	$23,598,040	$22,299,352	$23,663,584
Macintosh-based Products	–	–	–	172,254	6,052,298
Net Sales	18,402,655	22,473,837	23,598,040	22,471,606	29,715,882
Costs and Expenses	23,720,327	23,434,504	27,769,247	32,782,443	31,708,162
Income (Loss) from Operations	(5,317,672)	(960,667)	(4,171,207)	(10,310,837)	(1,992,280)
Gain on Sale of Product Line	–	–	–	15,431,253	–
Income (Loss) from Continuing Operations	$(5,385,051)	$(1,002,097)	$(3,716,637)	$4,882,807	$(2,104,275)
Discontinued Operations					
Income (Loss) from Guildsoft operations, net	(143,856)	12,468	(130,544)	(178,811)	108,842
Gain on sale of Guildsoft	413,013	–	–	–	–
Income (Loss) from Discontinued Operations	$269,157	$12,468	$(130,544)	$(178,811)	$108,842
Net Income (Loss)	$(5,115,894)	$(989,629)	$(3,847,181)	$4,703,996	$(1,995,433)
Net Income (Loss) per Common Share – Basic	$(2.13)	$(0.48)	$(1.89)	$2.33	$(0.99)
Net Income (Loss) per Common Share – Diluted	$(2.13)	$(0.48)	$(1.89)	$2.27	$(0.99)

Balance Sheet Data September 30,	2001	2000	1999	1998	1997
Total Assets	$9,423,984	$13,572,817	$14,780,755	$18,332,215	$16,146,645
Working Capital	596,136	4,339,237	4,838,234	8,503,428	4,451,821
Long-Term Obligations	–	–	354	44,190	1,399,089
Shareholders' Equity	$2,985,289	$ 6,866,891	$ 7,817,707	$11,636,482	$6,924,849

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements of Datawatch and its subsidiaries which appear elsewhere in this Annual Report on Form 10-K.

GENERAL

Datawatch Corporation (the "Company" or "Datawatch") is engaged in the design, development, manufacture, marketing, and support of business computer software primarily for the Windows-based market. Its products address the enterprise reporting, business intelligence, data replication and help desk markets.

Datawatch's principal products are: Monarch, a report mining and business intelligence application that lets users extract and manipulate data from ASCII report files or HTML files produced on any mainframe, midrange, client/server or PC system; Monarch|ES, a web-enabled business information portal, allows an organization to quickly deliver business intelligence and decision support derived from existing reporting systems with no new programming or report writing; Monarch Data Pump, a data replication and migration tool that offers a shortcut for populating and refreshing data marts and data warehouses, for migrating legacy data into new applications and for providing automated delivery of reports in a variety of formats via email; Q|Service Management ("Q|SM"), an integrated help desk and asset management software with advanced service level management capabilities, integrated change management features, business process automation tools and unique user-interface that promotes ease-of-use and ease-of-learning; VorteXML, a new data transformation product for the emerging XML market which converts existing, structured ASCII/ANSI text documents or HTML into valid XML on an ad hoc, programming-free basis; and Redwing, a plug-in for Adobe Acrobat that lets users extract text and tables from Adobe PDF documents.

RESULTS OF OPERATIONS

Fiscal Year Ended September 30, 2001 as Compared to
Fiscal Year Ended September 30, 2000

Net sales from continuing operations for the fiscal year ended September 30, 2001 were $18,403,000 which represents a decrease of $4,071,000 or approximately 18% from the net sales of $22,474,000 for the fiscal year ended September 30, 2000. In fiscal 2001, Monarch sales decreased by 21% when compared to fiscal 2000 which accounts for a decrease in total net sales of approximately 12%. Sales of the Monarch product to the Company's largest distributor decreased by approximately 40% during the past 12 months even though sales of the product by this distributor increased by approximately 4% during this period. The Company believes that further inventory reductions by this distributor are possible, but based on the current significantly reduced stock levels, future sales by the Company to this distributor will more closely match the distributor's sales of the Company's products. Decreasing sales to this distributor account for approximately a 13% decrease in Monarch sales and approximately a 7% of the decrease in total net sales. Also, net sales for the fiscal year ended September 30, 2000 include a one-time sale of paid-up OEM licenses totaling $520,000. This accounts for a decrease in Monarch sales of approximately 4% and a decrease in total net sales of approximately 2%. The Company attributes the balance of the decrease in Monarch product to a reduction in corporate spending due to a slowing worldwide economy.

In fiscal 2001, Q|SM sales decreased by 19% which accounts for a decrease in total net sales of approximately 6%. Approximately 95% of the Company's Q|SM sales came from international operations that conduct business in local currencies. Foreign exchange movements can have a significant impact on the translation of financial statements, even though such movements have no cash impact on the Company. During fiscal 2001 the dollar was significantly stronger against these local currencies when compared to fiscal 2000 resulting in a decrease of approximately 7% in Q|SM sales and approximately 2% in total net sales. The Company attributes the balance of the decrease in Q|SM sales to a reduction in corporate spending due to a slowing worldwide economy.

In both fiscal 2001 and 2000, Monarch and Monarch|ES products accounted for approximately 70% of net sales and Q|SM products accounted for approximately 30% of net sales.

Cost of sales for the fiscal year ended September 30, 2001 were $3,401,000 or approximately 18% of net sales. Cost of sales for the fiscal year ended September 30, 2000 were $3,560,000 or approximately 16% of net sales. During the fourth quarter of fiscal 2001 the Company recorded an amount of $265,000 in additional royalties expense resulting from the refinement of the Company's estimated royalty obligations. This additional royalty expense increased cost of sales by approximately 1% of net sales. The remaining increase in cost of sales resulted primarily from increased amortization of capitalized development and purchased software costs as a result of the Company's release of the new version on Monarch|ES in the fourth quarter of fiscal 2001.

Engineering and product development expenses were $2,002,000 for the fiscal year ended September 30, 2001, which represents a increase of $165,000 or approximately 9% from $1,837,000 for the fiscal year ended September 30, 2000. This increase is primarily the result of increased staffing levels in product development required to support the release of Q|SM and a major version release of Monarch|ES. During fiscal 2001, the company capitalized $803,000 in software development costs. This compares to $197,000 capitalized in fiscal 2000. The increase in capitalized costs is due to the development of the Q|SM product and the new major version of Monarch|ES.

Selling, general and administrative expenses were $17,554,000 for the fiscal year ended September 30, 2001, which represents a decrease of $483,000 or approximately 3% from $18,037,000 for the fiscal year ended September 30, 2000. As is the case with sales, approximately 50% of the Company's selling, general and administrative expenses are attributable to international subsidiaries that conduct business in their local currencies. Over the past 12 months the dollar has significantly strengthened against these local currencies, resulting in a comparative reduction of approximately 8% for international selling, general, and administrative expenses when stated in dollars. This accounts for a 2% reduction in total selling, general and administrative expenses.

During the fourth quarter of fiscal 2001, the Company approved and completed a corporate-wide restructuring plan in an effort to reduce costs and centralize administrative operations. The restructuring plan resulted in charges for severance benefits and related costs for 42 terminated employees of approximately $763,000. Approximately $377,000 of the restructuring charges were paid in fiscal 2001 with approximately $386,000 (primarily for severance for a former officer of the Company) accrued and payable through January 2005.

As a result of the foregoing, the loss from continuing operations for the year ended September 30, 2001 was $5,385,000, which compares to a loss from operations of $1,002,000 for the year ended September 30, 2000. The Company recorded a benefit for income taxes of $25,000 in fiscal 2001 due to tax refunds received in the year. In fiscal 2001 and 2000, no benefit for income taxes was recorded on losses incurred owing to the Company's conclusion that the realization of its net operating loss carryforwards was not more likely than not to occur.

In September 2001 Datawatch sold the operations of Guildsoft Limited, a United Kingdom distribution subsidiary, to a third party. The sale resulted in gross proceeds of approximately $1,179,000 and a gain of approximately $413,000. The operations of Guildsoft Limited have been reflected as a discontinued operation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 (See Notes 1 and 2 of the Consolidated Financial Statements included elsewhere herein). Income from discontinued operations for the year ended September 30, 2001 was $269,000 which compares to income from discontinued operations of $12,000 for the year ended September 30, 2000.

Net loss for the year ended September 30, 2001 was $5,116,000, which compares to a net loss of $990,000 for the year ended September 30, 2000.

Fiscal Year Ended September 30, 2000 as Compared to
Fiscal Year Ended September 30, 1999

Net sales for the fiscal year ended September 30, 2000 were $22,474,000 which represents a decrease of $1,124,000 or approximately 5% from the net sales of $23,598,000 for the fiscal year ended September 30, 1999. Net sales for fiscal 1999 included a non-recurring licensing and development fee of $740,000 received from Adobe for integration of certain technology from the Company's Redwing product into Adobe Acrobat. Exclusive of the fiscal 1999 Adobe sales, net sales decreased by $384,000 or approximately 2% in fiscal 2000. This decrease is the result of a decrease in sales of the Company's Q|SM products in fiscal 2000 as compared to fiscal 1999. In fiscal 2000 and 1999 respectively, Monarch and Monarch|ES products accounted for approximately 70% and 62% of net sales and Q|SM products accounted for approximately 30% and 38% of net sales.

Cost of sales for the fiscal year ended September 30, 2000 were $3,560,000 or approximately 16% of net sales. Cost of sales for the fiscal year ended September 30, 1999 were $3,984,000 or approximately 17% of net sales. Included in the fiscal 1999 cost of sales were $420,000 of non-recurring costs paid to a third-party developer for a one-time customization of the Company's Redwing product. Excluding these costs, fiscal 1999 cost of sales, would have been $3,564,000 or approximately 15% of net sales. The fiscal 2000 increase in cost of goods sold as a percentage of net sales results from the increase in percentage of net sales from the Monarch and Monarch|ES product lines which produce lower margins.

Engineering and product development expenses were $1,837,000 for the fiscal year ended September 30, 2000, which represents a decrease of $549,000 or approximately 23% from $2,386,000 for the fiscal year ended September 30, 1999. This decrease does not imply that the Company's development efforts slowed but is reflective of a reduction of expenditures for development efforts undertaken by developers under contract to the Company and for the internal quality assurance personnel for the Company's Monarch|ES and Q|SM products.

Selling, general and administrative expenses were $18,037,000 for the fiscal year ended September 30, 2000, which represents a decrease of $2,713,000 or approximately 13% from $20,750,000 for the fiscal year ended September 30, 1999. Included in the expenses for fiscal 1999 were approximately $571,000 of non-recurring legal expenses associated with litigation which was settled in fiscal 1999. Excluding these fees, fiscal 1999 selling, general and administrative expenses would have been $20,179,000 and, accordingly, selling, general and administrative expenses, decreased by $2,142,000 or approximately 11% in fiscal 2000. This decrease is primarily due to the reduction of personnel in the Company's worldwide operations pursuant to a restructuring during the fourth quarter of fiscal 1998 and the third quarter of fiscal 1999, as well as a decrease in promotional activities associated with the Company's Monarch product.

As a result of the foregoing the Company recorded a loss from continuing operations for the fiscal year ended September 30, 2000 of $1,002,000, which compares to a loss from continuing operations of $3,717,000 for the fiscal year ended September 30, 1999. The Company did not record any benefit for income taxes in fiscal 2000 on the net loss from operations as management believes it is unlikely that such benefit would be realized. During fiscal 1999, the Company recorded an income tax benefit of approximately $412,000 on the net loss from operations up to the amount of recoverable tax refunds as that amount was likely to be realized.

During fiscal 1999, the Company approved and completed restructuring plans to centralize, in the United States, the quality assurance efforts for its Quetzal|SC product and further reduce costs and focus resources on key areas of the business. The restructuring plans resulted in charges in severance benefits and related costs for 31 terminated employees. These charges, totaling approximately $649,000, were fully paid. There was no change in the initial estimate in subsequent periods.

Income from discontinued operations for the year ended September 30, 2000 was $12,000 which compares to a loss from discontinued operations of $131,000 for the year ended September 30, 1999.

Net loss for fiscal 2000 was $990,000, which compares to a net loss of $3,847,000 for fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company incurred net losses in each of the three years in the period ended September 30, 2001. In addition, the Company used approximately $388,000, $156,000 and $3,865,000 of cash in operations during 2001, 2000 and 1999, respectively. Working capital decreased by approximately $3,743,000 during the fiscal year ended September 30, 2001, primarily as a result of the loss recorded in fiscal 2001. During the fiscal year ended September 30, 1999 and the fourth quarter of the fiscal year ended September 30, 2001, management took a series of steps to reduce operating expenses and to restructure operations in response to the net losses. See Note 3 to the Consolidated Financial Statements included elsewhere herein for a further discussion of the reductions in the workforce as well as other restructuring actions taken to reduce operating expenses.

The Company has two line of credit agreements, one domestic and the other international, with a single bank. As of September 30, 2001 and 2000, advances on the Company's two credit lines amounted to $635,000 and $960,0000, respectively. Borrowings under the credit lines bear interest at the bank's prime rate plus 1% (7% and 10.5% at September 30, 2001 and 2000, respectively) and are collateralized by substantially all assets. The international credit line is guaranteed up to 90% by the Export-Import Bank of the United States. The credit lines contain customary covenants which require, among other items, the Company maintain a minimum level of consolidated tangible net worth. As of September 30, 2001, the Company was in default on its covenant to maintain the minimum level of consolidated tangible net worth. Due to the covenant default, no additional borrowings were available to the Company as of September 30, 2001.

On October 30, 2001 and December 19, 2001, the Company entered into amended and restated domestic and international credit lines for a period to expire on October 1, 2002 under similar terms and conditions, except for a reduction in the consolidated tangible net worth covenant, and the renewed credit lines will bear interest at the bank's prime rate plus 2%. The Company is in compliance with the tangible net worth covenant of the renewed lines. The renewed domestic credit line provides for maximum borrowings of the lesser of $1,000,000 or 70% of defined eligible receivables and the renewed international credit line provides for maximum borrowings of the lessor of $500,000 or 80% of defined eligible receivables.

Management believes that through a combination of the restructuring actions taken in fiscal 2001, the proceeds from the sale of Guildsoft and the amended and restated lines of credit, the Company will have sufficient liquidity through at least September 30, 2002 to fund its cash requirements.

Management believes that the Company's current operations are not materially impacted by the effects of inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a component of a business of Accounting Principles Board Opinion ("APB") No. 30. In the fourth quarter of 2001, the Company elected to adopt the provisions of SFAS No. 144. In accordance with the provisions of SFAS No. 144, Guildsoft is considered a discontinued operation, and prior years' financial statements have been reclassified to present Guildsoft on that basis.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These pronouncements provide guidance on how to account for the acquisition of businesses and intangible assets, including goodwill, which arise from such activities. SFAS No.141 affirms that only one method of accounting may be applied to a business combination, the purchase method. SFAS No. 141 also provides guidance on the allocation of purchase price to the assets acquired. SFAS No. 142 provides that goodwill resulting from business combinations no longer be amortized to expense, but rather requires an annual assessment of impairment and, if necessary, adjustments to the carrying value of goodwill. Adoption of these pronouncements is not expected to have a significant effect on the Company's consolidated financial statements.

RISK FACTORS

The Company does not provide forecasts of its future financial performance. However, from time to time, information provided by the Company or statements made by its employees may contain "forward looking" information that involves risks and uncertainties. In particular, statements contained in this Report on Form 10-Q that are not historical facts (including, but not limited to statements contained in "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part I of this Report on Form 10-Q relating to liquidity and capital resources) may constitute forward looking statements and are made under the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. The Company's actual results of operations and financial condition have varied and may in the future vary significantly from those stated in any forward looking statements. Factors that may cause such differences include, without limitation, the risks, uncertainties and other information discussed below and within this Report on Form 10-Q, as well as the accuracy of the Company's internal estimates of revenue and operating expense levels. The following discussion of the Company's risk factors should be read in conjunction with the financial statements contained herein and related notes thereto. Such factors, among others, may have a material adverse effect upon the Company's business, results of operations and financial condition.

Fluctuations in Quarterly Operating Results

The Company's future operating results could vary substantially from quarter to quarter because of uncertainties and/or risks associated with such things as technological change, competition, and delays in the introduction of products or product enhancements and general market trends. Historically, the Company has operated with little backlog of orders because its software products are generally shipped as orders are received. As a result, net sales in any quarter are substantially dependent on orders booked and shipped in that quarter. Because the Company's staffing and operating expenses are based on anticipated revenue levels and a high percentage of the Company's costs are fixed in the short-term, small variations in the timing of revenues can cause significant variations in operating results from quarter to quarter. Because of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. There can be no assurance that the Company will not experience such variations in operating results in the future or that such variations will not have a material adverse effect on the Company's business, financial condition or results of operation.

Weakening of World Wide Economic Conditions and the Computer Software Market May Result in Lower Revenue Growth Rates or Decreased Revenues

The revenue growth and profitability of the Company's business depends on the overall demand for computer software and services, particularly in the markets in which it competes. Because the Company's sales are primarily to major corporate customers, its business also depends on general economic and business conditions. A softening of demand for computer software and services, caused by a weakening of the economy in the United States or abroad, may result in lower revenue growth rates, decreased revenues or reduced profitability. In addition, recent terrorist attacks against the United States, and the United States military response to these attacks, have added to economic and political uncertainty which may adversely affect worldwide demand for computer software and services and result in significant fluctuations in the value of foreign currencies. In a weakened economy, the Company cannot be assured that it will be able to effectively promote future growth in its software and services revenues or restore profitability.

Dependence on Principal Products

In fiscal 2001, Monarch and Monarch|ES products and Q|Service Management products accounted for approximately 70% and 30%, respectively, of the Company's net sales. The Company is wholly dependent on Monarch, Monarch|ES and Q|Service Management products. As a result, any factor adversely affecting sales of either of these products could have a material adverse effect on the Company. The Company's future financial performance will depend in part on the successful introduction of its new and enhanced versions of these products and development of new versions of these and other products and subsequent acceptance of such new and enhanced products. In addition, competitive pressures or other factors may result in significant price erosion that could have a material adverse effect on the Company's business, financial condition or results of operations.

International Sales

In 2001, 2000 and 1999, international sales accounted for approximately 46%, 43% and 49%, respectively, of the Company's net sales. The Company anticipates that international sales will continue to account for a significant percentage of its net sales. A significant portion of the Company's net sales will therefore be subject to risks associated with international sales, including unexpected changes in legal and regulatory requirements, changes in tariffs, exchange rates and other barriers, political and economic instability, possible effects of war and acts of terrorism, difficulties in account receivable collection, difficulties in managing distributors or representatives, difficulties in staffing and managing international operations, difficulties in protecting the Company's intellectual property overseas, seasonality of sales and potentially adverse tax consequences.

Acquisition Strategy

Although the Company has no current acquisition plans, it has addressed and may continue to address the need to develop new products, in part, through the acquisition of other companies. Acquisitions involve numerous risks including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience and where competitors in such markets have stronger market positions, and the potential loss of key employees of the acquired company. Achieving and maintaining the anticipated benefits of an acquisition will depend in part upon whether the integration of the companies' business is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The successful combination of companies in the high technology industry may be more difficult to accomplish than in other industries.

Dependence on New Introductions; New Product Delays

Growth in the Company's business depends in substantial part on the continuing introduction of new products. The length of product life cycles depends in part on end-user demand for new or additional functionality in the Company's products. If the Company fails to accurately anticipate the demand for, or encounters any significant delays in developing or introducing, new products or additional functionality on its products, there could be a material adverse effect on the Company's business. Product life cycles can also be affected by the introduction by suppliers of operating systems of comparable functionality within their products. The failure of the Company to anticipate the introduction of additional functionality in products developed by such suppliers could have a material adverse effect on the Company's business. In addition, the Company's competitors may introduce products with more features and lower prices than the Company's products. Such increase in competition could adversely affect the life cycles of the Company's products, which in turn could have a material adverse effect on the Company's business.

Software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by current and potential end-users, errors will not be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, could have a material adverse effect on the Company's business.

Rapid Technological Change

The markets in which the Company competes have undergone, and can be expected to continue to undergo, rapid and significant technological change. The ability of the Company to grow will depend on its ability to successfully update and improve its existing products and market and license new products to meet the changing demands of the marketplace and that can compete successfully with the existing and new products of the Company's competitors. There can be no assurance that the Company will be able to successfully anticipate and satisfy the changing demands of the personal computer software marketplace, that the Company will be able to continue to enhance its product offerings, or that technological changes in hardware platforms or software operating systems, or the introduction of a new product by a competitor, will not render the Company's products obsolete.

Competition in the PC Software Industry

The software market for personal computers is highly competitive and characterized by continual change and improvement in technology. Several of the Company's existing and potential competitors, including Peregrine, Actuate, Quest, and others, have substantially greater financial, marketing and technological resources than the Company. No assurance can be given that the Company will have the resources required to compete successfully in the future.

Dependence on Proprietary Software Technology

The Company's success is dependent upon proprietary software technology. Although the Company does not own any patents on any such technology, it does hold exclusive licenses to such technology and relies principally on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect its rights to such proprietary technology. Despite such precautions, there can be no assurance that such steps will be adequate to deter misappropriation of such technology.

Reliance on Software License Agreements

Substantially all of the Company's products incorporate third-party proprietary technology which is generally licensed to the Company on an exclusive, worldwide basis. Failure by such third-parties to continue to develop technology for the Company and license such technology to the Company could have a material adverse effect on the Company's business and results of operations.

Indirect Distribution Channels

The Company sells a significant portion of its products through resellers, none of which are under the direct control of the Company. The loss of major resellers of the Company's products, or a significant decline in their sales, could have a material adverse effect on the Company's operating results. There can be no assurance that the Company will be able to attract or retain additional qualified resellers or that any such resellers will be able to effectively sell the Company's products. The Company seeks to select and retain resellers on the basis of their business credentials and their ability to add value through expertise in specific vertical markets or application programming expertise. In addition, the Company relies on resellers to provide post-sales service and support, and any deficiencies in such service and support could adversely affect the Company's business.

Volatility of Stock Price

As is frequently the case with the stocks of high technology companies, the market price of the Company's common stock has been, and may continue to be, volatile. Factors such as quarterly fluctuations in results of operations, increased competition, the introduction of new products by the Company or its competitors, expenses or other difficulties associated with assimilating companies acquired by the Company, changes in the mix of sales channels, the timing of significant customer orders, and macroeconomic conditions generally, may have a significant impact on the market price of the stock of the Company. Any shortfall in revenue or earnings from the levels anticipated by securities analysts could have an immediate and significant adverse effect on the market price of the Company's common stock in any given period. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market price for many high technology companies and which, on occasion, have appeared to be unrelated to the operating performance of such companies.

Notice of Potential Delisting

On March 30, 2001 the Company announced that it had received a notice from The Nasdaq Stock Market, Inc. that the Company's Common Stock failed to comply with the $1.00 minimum bid price requirement for continued listing on The Nasdaq National Market as set forth in marketplace Rule 4450(a)(5), and that the Company's Common Stock is, therefore, subject to delisting from The Nasdaq National Market. Management presented the Company's plan to regain compliance with the minimum bid price requirement to the Nasdaq Listing Qualifications Panel and, on May 30, 2001, the Listing Qualifications Panel's notified the Company that it had determined to continue listing the Company's common stock on the Nasdaq National Market, provided that on or before July 31, 2001, the Company's Common Stock evidenced a closing bid price of at least $1.00 per share and, immediately thereafter, a closing bid price of at least $1.00 for a minimum of ten consecutive trading days and that the Company remained in compliance with all other requirements for continued listing on The Nasdaq National Market.

Effective as of the close of business on July 23, 2001 the Company effected a 1-for-4.5 reverse stock split. Since July 24, 2001, the Company's Common Stock has evidenced a closing bid price in excess of $1.00 per share, demonstrating compliance with the minimum bid price requirement. However, the Company has not maintained compliance with the continued listing requirement for market value of public float of $5 million.

In response to the extraordinary market conditions which resulted from the tragedies of September 11, 2001, Nasdaq declared an emergency moratorium on the enforcement of the minimum bid price and market value of public float requirements. This moratorium is scheduled to expire on January 2, 2002. As of the date of this filing, the Company is not in compliance with the market value of public float requirement. Further, the company is not in compliance with the $4 million net tangible asset requirement and there can be no assurance that the Company will remain in compliance with all of the other requirements for continued listing on The Nasdaq National Market. If the Company does not achieve compliance with the market value of public float and net tangible asset requirements, it will likely become subject to a delisting action by the Nasdaq National Market. In the event that the Company's shares are delisted, the Company will attempt to have its Common Stock traded on The Nasdaq SmallCap Market or, if for any reason it is unable to have its Common Stock traded on The Nasdaq SmallCap Market, on the NASD OTC Bulletin Board; however, delisting of the Common Stock from the Nasdaq National Market may materially impair the ability of stockholders to buy and sell shares of the Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Common Stock. In addition, the delisting of the Common Stock could significantly impair the Company's ability to raise capital in the public markets should it desire to do so in the future.

Item 7(A). QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments.

At September 30, 2001, the Company did not participate in any derivative financial instruments, or other financial and commodity instruments for which fair value disclosure would be required under SFAS No. 107. The Company holds no investment securities that would require disclosure of market risk.

Primary Market Risk Exposures.

The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company utilizes U.S. dollar denominated borrowings to fund its operational needs through its working capital line of credit agreements. The lines, which currently bear an interest rate of prime plus 2% (8% at September 30, 2001), are subject to annual renewal. Had the interest rates under the lines of credit been 10% greater or lesser than actual rates, the impact would not have been material in the Company's consolidated financial statements for the period ended September 30, 2001. As of September 30, 2001, the Company had approximately $635,000 in outstanding borrowings under working capital lines.

The Company's exposure to currency exchange rate fluctuations has been and is expected to continue to be modest due to the fact that the operations of its international subsidiaries are almost exclusively conducted in their respective local currencies, and dollar advances to the Company's international subsidiaries, if any, are usually considered to be of a long-term investment nature. Therefore, the majority of currency movements are reflected in the Company's other comprehensive income. There are, however, certain situations where the Company will invoice customers in currencies other than its own. Such gains or losses, whether realized or unrealized, are reflected in income. These have not been material in the past nor does management believe that they will be material in the future. Currently the Company does not engage in foreign currency hedging activities.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is set forth in Item 14(a) under the captions "Consolidated Financial Statements" and "Consolidated Financial Statement Schedule" as a part of this Annual Report on Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to Directors may be found under the caption "Election of Directors" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2001. Such information is incorporated herein by reference. Information with respect to the Company's executive officers may be found under the caption "Executive Officers of the Registrant" appearing in Part I of this Annual Report on Form 10-K.

Item 11. EXECUTIVE COMPENSATION

The information set forth under the caption "Compensation and Other Information Concerning Directors and Officers" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2001 is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth under the caption "Principal Holders of Voting Securities" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2001 is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption "Certain Transactions" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2001 is incorporated herein by reference.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

The following documents are filed as part of this report:

(a) 1. Consolidated Financial Statements

Independent Auditors' Report
Consolidated Balance Sheets as of September 30, 2001 and 2000
Consolidated Statements of Operations for the Years Ended September 30, 2001, 2000 and 1999.
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended September 30, 2001, 2000 and 1999.
Consolidated Statements of Cash Flows for the Years Ended September 30, 2001, 2000 and 1999.
Notes to Consolidated Financial Statements

2. Financial Statement Schedule

Schedule VIII Valuation and Qualifying Accounts

All other schedules are omitted as the required information is not applicable or is included in the financial statements or related notes.

The Independent Auditors' Report included with the Consolidated Financial Statements under Item 14(a)1 above contains the Independent Auditors' Report on the Consolidated Financial Statement Schedule.

3. List of Exhibits

Ex.No	Description
(1) 3.1	Restated Certificate of Incorporation of the Registrant (Exhibit 3.2)
3.2	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant (filed herewith)
(1) 3.3	By-Laws, as amended, of the Registrant (Exhibit 3.3)
(1) 4.1	Specimen certificate representing the Common Stock (Exhibit 4.4)
(6) 4.2	Warrant to Purchase Stock issued to Silicon Valley Bank, dated January 17, 2001 (Exhibit 4.1)
4.3	Warrant to Purchase Stock issued to Silicon Valley Bank, dated October 30, 2001 (filed herewith)
(1) 10.1*	1987 Stock Plan (Exhibit 10.7)
(1) 10.2*	Form of Incentive Stock Option Agreement of the Registrant (Exhibit 10.8)
(1) 10.3*	Form of Nonqualified Stock Option Agreement of the Registrant (Exhibit 10.9)
(1) 10.4	Software Development and Marketing Agreement by and between Personics Corporation and Raymond Huger, dated January 19, 1989 (Exhibit 10.12)
(4) 10.5	Commercial Security Agreement between Datawatch Corporation and Silicon Valley Bank doing business as Silicon Valley East, dated November 1, 1994 (Exhibit 10.6)
(4) 10.6	Commercial Security Agreement between Personics Corporation and Silicon Valley Bank doing business as Silicon Valley East, dated November 1, 1994 (Exhibit 10.7)
(2) 10.7*	1996 Non-Employee Director Stock Option Plan, as amended on December 10, 1996 (Exhibit 10.30)
(2) 10.8*	1996 International Employee Non-Qualified Stock Option Plan (Exhibit 10.31)
(3) 10.9	Promissory Note, dated February 12, 1997, by and between Datawatch Corporation, Personics Corporation and Silicon Valley Bank (Exhibit 10.2).
10.10*	1996 Stock Plan as amended as of March 16, 2001 (filed herewith)
(4) 10.11	Lease, dated August 31, 2000, by and between Fortune Wakefield, LLC and Datawatch Corporation (Exhibit 10.27)
(5) 10.12	Indemnification Agreement between Datawatch Corporation and James Wood, dated January 12, 2001 (Exhibit 10.1)
(5) 10.13	Indemnification Agreement between Datawatch Corporation and Richard de J. Osborne, dated January 12, 2001 (Exhibit 10.2)

(6)	10.14	Registration Rights Agreement between Silicon Valley Bank and Datawatch Corporation, dated January 17, 2001 (Exhibit 10.1)
	10.15	Amendment No. 1 to Registration Rights Agreement, dated October 30, 2001, by and between Silicon Valley Bank and Datawatch Corporation (filed herewith)
(6)	10.16	Export-Import Bank of the United States Working Capital Guarantee Program Borrower Agreement, dated January 17, 2001, by and among Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited, Guildsoft Limited and Silicon Valley Bank in favor of Export-Import Bank of the United States (Exhibit 10.2)
(6)	10.17	First Loan Modification Agreement (EXIM Line), dated January 17, 2001, by and among Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited, Guildsoft Limited and Silicon Valley Bank, doing business as Silicon Valley East, in favor of Export-Import Bank of the United States (Exhibit 10.4)
(6)	10.18	Revolving Promissory Note (Export-Import Line), dated January 17, 2001, by and among Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited, Guildsoft Limited and Silicon Valley Bank (Exhibit 10.5)
(6)	10.19	Supplemental Deed of Guarantee, dated January 17, 2001, by and between Datawatch International Limited and Silicon Valley Bank (Exhibit 10.6)
(6)	10.20	Supplemental Deed of Guarantee, dated January 17, 2001, by and between Datawatch Europe Limited and Silicon Valley Bank (Exhibit 10.7)
(6)	10.21	Assignment and Consulting Agreement, effective June 30, 2000, by and between Datawatch Corporation and Russell Ryan, also doing business as Edge IT (Exhibit 10.9)
(7)	10.22	Form of Indemnification Agreement between Datawatch Corporation and each of its Non-Employee Directors (Exhibit 10.1)
(7)	10.23*	Advisory Agreement, dated April 5, 2001, by and between Datawatch Corporation and Richard de J. Osborne (Exhibit 10.2)
	10.24*	Executive Agreement, dated July 9, 2001, between the Company and Robert W. Hagger (filed herewith)
	10.25*	Management Transition Agreement, dated July 6, 2001, between the Company and Bruce R. Gardner (filed herewith)
	10.26	Amended and Restated Loan and Security Agreement, dated October 30, 2001, between Datawatch Corporation and Silicon Valley Bank (filed herewith)
	10.27	Intellectual Property Security Agreement, dated October 30, 2001 by and between Datawatch Corporation and Silicon Valley Bank (filed herewith)
	10.28	Amended and Restated Export-Import Bank Loan and Security Agreement, dated December 19, 2001, by and among Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited and Silicon Valley Bank (filed herewith)
	10.29	Revolving Promissory Note, dated December 19, 2001, by and between Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited and Silicon Valley Bank (filed herewith)
	10.30	Export-Import Bank of the United States Working Capital Guarantee Program Borrower Agreement, dated December 19, 2001, by and among Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited and Silicon Valley Bank in favor of Export-Import Bank of the United States (filed herewith)
	21.1	Subsidiaries of the Registrant (filed herewith)
	23.1	Consent of Independent Auditors (filed herewith)

* Indicates a management contract or compensatory plan or contract.

(1) Previously filed as an exhibit to Registration Statement 33-46290 on Form S-1 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form S-1).

(2) Previously filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-K).

(3) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference (the number in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(4) Previously filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-K).

(5) Previously filed as an exhibit to Registrant's Current Report on Form 8-K dated February 2, 2001 and incorporated herein by reference (the number in parenthesis indicates the corresponding exhibit in such Form 8-K).

(6) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001 and incorporated herein by reference (the number in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(7) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference (the number in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(b) Reports on Form 8-K

The Company filed a Report on Form 8-K with the Securities and Exchange Commission on July 23, 2001, which reported: the Company had entered into an agreement to sell its United Kingdom distribution subsidiary, Guildsoft Limited; and, the approval, at a special meeting of the shareholders held on July 23, 2001, an amendment to the Company's restated certificate of incorporation to effect a 1-for-4.5 reverse stock split of the Company's common stock.

(c) Exhibits

The Company hereby files as exhibits to this Annual Report on Form 10-K those exhibits listed in Item 14(a)3 above.

(d) Financial Statement Schedules

The Company hereby files as financial statement schedules to this Annual Report on Form 10-K the Consolidated Financial Statement Schedules listed in Item 14(a)2 above which are attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Datawatch Corporation

Date: December 28, 2001

By: /s/ Robert W. Hagger
Robert W. Hagger
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Robert W. Hagger Robert W. Hagger	President, Chief Executive Officer and Director (Principal Executive Officer)	December 28, 2001
/s/ Alan R. MacDougall Alan R. MacDougall	Vice President Finance, Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial and Accounting Officer)	December 28, 2001
/s/ Richard de J. Osborne Richard de J. Osborne	Chairman of the Board	December 28, 2001
/s/ Jerome Jacobson Jerome Jacobson	Director	December 28, 2001
/s/ Terry W. Potter Terry W. Potter	Director	December 28, 2001
/s/ David T. Riddiford David T. Riddiford	Director	December 28, 2001
/s/ James Wood James Wood	Director	December 28, 2001

Datawatch Corporation and Subsidiaries

Consolidated Financial Statements
As of September 30, 2001 and 2000
and for Each of the Three Years in the Period
Ended September 30, 2001

Independent Auditors' Report

DATAWATCH CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Datawatch Corporation
Lowell, Massachusetts

We have audited the accompanying consolidated balance sheets of Datawatch Corporation (the "Company") and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Datawatch Corporation and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 16, 2001

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2001 AND 2000

ASSETS	2001	2000
CURRENT ASSETS:		
Cash and equivalents	$ 1,568,691	$ 1,695,832
Short-term investments	-	348,121
Accounts receivable, less allowances for doubtful accounts and sales returns of approximately $562,000 in 2001 and $588,000 in 2000	4,255,809	7,662,454
Inventories	230,878	395,291
Prepaid expenses and other	853,332	943,465
Total current assets	6,908,710	11,045,163
PROPERTY AND EQUIPMENT:		
Office furniture and equipment	3,180,156	3,592,708
Manufacturing and engineering equipment	336,609	212,891
	3,516,765	3,805,599
Less accumulated depreciation and amortization	(2,491,996)	(2,635,005)
Net property and equipment	1,024,769	1,170,594
OTHER ASSETS:		
Capitalized software development costs, net	1,085,039	651,104
Excess of cost over net assets of acquired companies, net	-	411,216
Other	405,466	294,740
Total other assets	1,490,505	1,357,060
TOTAL	$ 9,423,984	$ 13,572,817

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2000
CURRENT LIABILITIES:		
Accounts payable	$ 1,556,286	$ 2,064,501
Accrued expenses	1,965,911	1,589,423
Deferred revenue	2,155,377	2,092,002
Borrowings under credit lines	635,000	960,000
Total current liabilities	6,312,574	6,705,926
ACCRUED SEVERANCE, less current portion	126,121	-
COMMITMENTS AND CONTINGENCIES (Notes 1, 3, 6, 7 and 8)		
SHAREHOLDERS' EQUITY:		
Preferred stock, par value $.01– authorized, 1,000,000 shares; none issued	-	-
Common stock, par value $.01– authorized, 20,000,000 shares; issued, 2,547,795 shares and 2,090,882 shares in 2001 and 2000, respectively; outstanding, 2,540,672 shares and 2,083,759 shares in 2001 and 2000, respectively	25,478	20,909
Additional paid-in capital	21,495,497	20,239,128
Accumulated deficit	(17,782,258)	(12,666,364)
Accumulated other comprehensive loss	(613,040)	(586,394)
	3,125,677	7,007,279
Less treasury stock, at cost – 7,123 shares	(140,388)	(140,388)
Total shareholders' equity	2,985,289	6,866,891
TOTAL	$ 9,423,984	$ 13,572,817

See notes to consolidated financial statements.

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999

	2001	2000	1999
NET SALES			
License	$ 12,835,252	$ 16,954,696	$ 18,560,159
Services	5,567,403	5,519,141	5,037,881
Net sales	18,402,655	22,473,837	23,598,040
COSTS AND EXPENSES:			
Cost of sales	3,400,761	3,560,471	3,984,618
Engineering and product development	2,002,039	1,837,289	2,386,256
Selling, general and administrative	17,554,206	18,036,744	20,749,606
Restructuring and centralization costs	763,321	-	648,767
Total costs and expenses	23,720,327	23,434,504	27,769,247
LOSS FROM OPERATIONS	(5,317,672)	(960,667)	(4,171,207)
INTEREST EXPENSE	(135,505)	(153,071)	(135,562)
INTEREST INCOME AND OTHER	43,515	123,298	171,203
FOREIGN CURRENCY TRANSACTION GAINS (LOSSES)	(389)	(11,657)	7,299
BENEFIT FOR INCOME TAXES	25,000	-	411,630
LOSS FROM CONTINUING OPERATIONS	(5,385,051)	(1,002,097)	(3,716,637)
DISCONTINUED OPERATIONS:			
Income (loss) from Guildsoft operations	(143,856)	12,468	(130,544)
Gain on sale of Guildsoft	413,013	-	-
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	269,157	12,468	(130,544)
NET LOSS	$ (5,115,894)	$ (989,629)	$ (3,847,181)
INCOME (LOSS) PER SHARE – Basic and Diluted:			
Continuing operations	$ (2.24)	$ (0.49)	$ (1.83)
Discontinued operations	0.11	0.01	(0.06)
NET LOSS PER SHARE – Basic and Diluted	$ (2.13)	$ (0.48)	$ (1.89)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING – Basic and Diluted	2,399,132	2,059,629	2,035,848

See notes to consolidated financial statements.

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Deficit	Accumulated Other Comprehensive Loss	Comprehensive Loss	Total
BALANCE, OCTOBER 1, 1998	2,040,188	$ 20,402	$ 19,895,288	(7,123)	$ (140,388)	$ (7,829,554)	$ (309,266)		$ 11,636,482
Stock options exercised	9,070	91	40,726	-	-	-	-		40,817
Comprehensive loss:									
Translation adjustments	-	-	-	-	-	-	(12,411)	$ (12,411)	(12,411)
Net loss	-	-	-	-	-	(3,847,181)	-	(3,847,181)	(3,847,181)
Total comprehensive loss								$ (3,859,592)	
BALANCE, SEPTEMBER 30, 1999	2,049,258	20,493	19,936,014	(7,123)	(140,388)	(11,676,735)	(321,677)		7,817,707
Stock options exercised	41,624	416	303,114	-	-	-	-		303,530
Comprehensive loss:									
Translation adjustments	-	-	-	-	-	-	(264,717)	$ (264,717)	(264,717)
Net loss	-	-	-	-	-	(989,629)	-	(989,629)	(989,629)
Total comprehensive loss								$ (1,254,346)	
BALANCE, SEPTEMBER 30, 2000	2,090,882	20,909	20,239,128	(7,123)	(140,388)	(12,666,364)	(586,394)		6,866,891
Sale of common stock, net of $79,148 of related costs	416,667	4,167	1,079,185	-	-	-	-		1,083,352
Issuance of common stock for services	39,912	399	100,011	-	-	-	-		100,410
Stock options exercised	334	3	840	-	-	-	-		843
Issuance of warrant	-	-	76,333	-	-	-	-		76,333
Comprehensive loss:									
Translation adjustments	-	-	-	-	-	-	(26,646)	$ (26,646)	(26,646)
Net loss	-	-	-	-	-	(5,115,894)	-	(5,115,894)	(5,115,894)
Total comprehensive loss								$ (5,142,540)	
BALANCE, SEPTEMBER 30, 2001	2,547,795	$ 25,478	$ 21,495,497	(7,123)	$ (140,388)	$ (17,782,258)	$ (613,040)		$ 2,985,289

See notes to consolidated financial statements.

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (5,115,894)	$ (989,629)	$ (3,847,181)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation and amortization	1,022,343	1,108,231	1,151,719
Amortization of interest on short-term investments	-	(4,290)	(121,003)
Gain on sale of Guildsoft	(413,013)	-	-
Loss on disposition of equipment	10,412	33,290	2,825
Stock-based compensation	114,479	-	-
Changes in current assets and liabilities, net of disposal of Guildsoft:			
Accounts receivable	3,250,903	(567,806)	(1,535,541)
Inventories	100,039	(3,341)	96,117
Prepaid expenses and other	112,119	(277,873)	918,675
Accounts payable and accrued expenses	466,108	(78,928)	(1,026,772)
Deferred revenue	64,159	623,988	496,608
Cash used in operating activities	(388,345)	(156,358)	(3,864,553)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of equipment and fixtures	(515,270)	(419,544)	(410,920)
Proceeds from sale of equipment	26,739	20,603	14,885
Proceeds from sale of short-term investments	348,121	2,950,549	7,979,405
Purchase of short-term investments	-	(1,814,682)	(5,942,690)
Net proceeds from sale of Guildsoft	665,137	-	-
Capitalized software development costs	(763,370)	(197,057)	(468,354)
Other assets	(101,431)	(13,112)	(117,133)
Cash (used in) provided by investing activities	(340,074)	526,757	1,055,193
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of common stock, net of related costs	1,083,352	-	-
Net proceeds from exercise of stock options	843	303,530	40,817
Principal payments on long-term obligations	(317)	(39,603)	(145,460)
(Payments) borrowings under credit lines – net	(325,000)	(353,705)	1,063,705
Restricted cash	(147,435)	(143,299)	-
Cash provided by (used in) financing activities	611,443	(233,077)	959,062
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS	(10,165)	(125,975)	(40,473)
(DECREASE) INCREASE IN CASH AND EQUIVALENTS	(127,141)	11,347	(1,890,771)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	1,695,832	1,684,485	3,575,256
CASH AND EQUIVALENTS, END OF YEAR	$ 1,568,691	$ 1,695,832	$ 1,684,485
SUPPLEMENTAL INFORMATION:			
Interest paid	$ 135,131	$ 145,355	$ 135,562
Income taxes paid (refunds received)	$ (25,000)	$ (231,000)	$ -
NONCASH INVESTING AND FINANCING ACTIVITIES –			
Issuance of 39,912 shares of common stock for services and software	$ 100,410		
Issuance of a warrant	$ 76,333		

See notes to consolidated financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Datawatch Corporation (the "Company") develops, markets and distributes commercial software products. The Company also provides a wide range of consulting services, including implementation and support of its software products.

Operations – As shown in the consolidated financial statements, the Company incurred net losses in each of the three years in the period ended September 30, 2001. In addition, the Company used approximately $388,000, $156,000 and $3,865,000 of cash in operations during 2001, 2000 and 1999, respectively. During the fiscal year ended September 30, 1999 and the fourth quarter of the fiscal year ended September 30, 2001, management took a series of steps to reduce operating expenses and to restructure operations in response to the net losses. See Note 3 for a further discussion of the reductions in the workforce as well as other restructuring actions taken to reduce operating expenses.

At September 30, 2001, the Company was not in compliance with the covenants associated with its lines of credit (see Note 8). Effective October 30, 2001 and December 19, 2001, the Company entered into amended and restated bank credit lines for a period to expire on October 1, 2002. These amended and restated credit lines contain more favorable financial covenants and provide for available borrowings of up to $1.5 million, based on formulas.

Management continues to implement plans intended to control operating expenses and capital expenditures as well as plans to manage accounts payable and accounts receivable to enhance cash flows. The Company is also considering new debt or equity financing alternatives as well as the disposition of certain lines of business that are no longer considered to be consistent with the Company's long-term strategies. As discussed in Note 2, in 2001, the Company sold its wholly owned subsidiary, Guildsoft Limited. ("Guildsoft").

Management believes that through a combination of the restructuring actions taken in 2001, the proceeds from the sale of Guildsoft and the amended and restated lines of credit, the Company will have sufficient liquidity through at least September 30, 2002 to fund its cash requirements.

Principles of Consolidation – The consolidated financial statements include the accounts of Datawatch Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Guildsoft was a component of the Company with clearly distinguishable operations and cash flows and because Guildsoft's activities are now entirely eliminated from ongoing operations and the Company will have no continuing involvement with Guildsoft's operations, the Company has presented Guildsoft as a discontinued operation in all periods presented herein.

Accounting Estimates – The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition – Revenue from the sale of software products is generally recognized at the time of shipment, providing there are no uncertainties surrounding product acceptance, the fee is fixed and determinable, collection is considered probable, persuasive evidence of the arrangement exists and there are no significant obligations remaining. For enterprise solutions products, the Company applies the residual method in determining revenue from license sales.

Revenue from implementation, integration, training and consulting services is recognized as the services are performed. Revenue from post-contract customer support services is deferred and recognized ratably over the contract period (generally one year). Post-contract customer support includes technical support and rights to unspecified software upgrades and enhancements on a when-and-if available basis.

The Company's software products are sold under warranty against certain defects in material and workmanship for a period of 30 to 60 days from the date of purchase. Software products sold directly to end users include a guarantee under which such customers may return products within 30 to 60 days for a full refund. The Company offers its resellers the ability to return obsolete versions of its products and slow-moving products for refund or credit. Reserves are provided for potential returns under these arrangements based upon historical experience and anticipated exposures.

Cash and Equivalents – Cash and equivalents include cash on hand, cash deposited with banks, and highly liquid debt securities with remaining maturities of 90 days or less when purchased.

Short-Term Investments – Short-term investments at September 30, 2000 consisted of United States Treasury Bills and commercial paper with relatively short-term maturities (less than one year from the date of purchase) for which the carrying value approximated market value.

Restricted Cash – Cash restricted for designated purposes amounted to $291,000 and $143,000 at September 30, 2001 and 2000, respectively, and is included with other long-term assets in the accompanying consolidated balance sheets.

Capitalized Software Development Costs – The Company capitalizes certain software development costs as well as purchased software upon achieving technological feasibility of the related products. For the years ended September 30, 2001, 2000 and 1999, the Company capitalized $496,000, $0 and $0, respectively, of software development costs. For the years ended September 30, 2001, 2000 and 1999, the Company purchased and capitalized software amounting to approximately $307,000, $197,000, and $468,000, respectively. Software development costs incurred and software purchased prior to achieving technological feasibility are charged to research and development expense as incurred. Commencing upon initial product release, capitalized costs are amortized to cost of sales using the straight-line method over the estimated life (which approximates the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product), generally 12 to 36 months. For the years ended September 30, 2001, 2000 and 1999, amortization of these costs was approximately $358,000, $337,000 and $267,000, respectively.

Advertising and Promotional Materials – Advertising costs are expensed as incurred and amounted to approximately $450,000, $517,000 and $475,000 in 2001, 2000 and 1999, respectively. Direct mail/direct response costs are expensed as the associated revenue is recognized. The amortization period is based on historical results of previous mailers (generally three to six months from the date of the mailing). Direct mail expense was approximately $1,155,000, $846,000 and $1,682,000 in 2001, 2000 and 1999, respectively. At September 30, 2001 and 2000, deferred direct mail/direct response costs were approximately $52,000 and $186,000, respectively, and are included under the caption "prepaid expenses and other" in the accompanying consolidated balance sheets.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risks and Major Customers – The Company sells its products and services to U.S. and non-U.S. dealers and other software distributors, as well as to end users, under normal credit terms. One customer individually accounted for 14%, 18% and 17% of net sales in 2001, 2000 and 1999, respectively. This same customer accounted for 21% and 34% of outstanding trade receivables as of September 30, 2001 and 2000, respectively. Other than this customer, no base of customers in one geographic area constitutes a significant portion of sales. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances are provided for anticipated doubtful accounts and sales returns.

Inventories – Inventories consist of software components – primarily software manuals, diskettes and retail packaging materials. Inventories are valued at the lower of cost (first-in, first-out) method or market.

Property and Equipment – Purchased equipment and fixtures are recorded at cost. Leased equipment accounted for as capital leases is recorded at the present value of the minimum lease payments required during the lease terms. Costs for computer software developed or obtained for internal use are capitalized when specific criteria are met. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or over the terms, if shorter, of the related leases. Useful lives and lease terms range from three to five years. The cost and the related accumulated amortization of equipment leased under capital lease agreements were approximately $666,000 and $666,000 at September 30, 2001, respectively, and $687,000 and $683,000 at September 30, 2000, respectively. Amortization expense was approximately $4,000, $48,000 and $149,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

Income Taxes – Deferred income taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards and credits. Valuation allowances are recorded to reduce the net deferred tax assets to amounts the Company believes are more likely than not to be realized.

Excess of Cost Over Net Assets of Acquired Companies – The excess of cost over net assets of acquired companies relates to the acquisition of Guildsoft (Note 2) and has been amortized on a straight-line basis over its estimated life of seven years. Accumulated amortization as of September 30, 2000 was $2,503,000. In 2001, the Company sold this operation as part of its 2001 Restructuring Plan (Notes 2 and 3).

Long-Lived Assets – The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment long-lived assets and certain identifiable intangibles to be held and used whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable and has concluded no financial statement adjustment is required.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a component of a business of Accounting Principles Board Opinion ("APB") No. 30. In the fourth quarter of 2001, the Company elected to adopt the provisions of SFAS No. 144. In accordance with the provisions of SFAS No. 144, Guildsoft is considered a discontinued operation, and prior years' financial statements have been reclassified to present Guildsoft on that basis.

1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Accounting for Derivative Instruments and Hedging Activities – The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on October 1, 2000. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Adoption had no material impact on the Company's consolidated financial statements.

Fair Value Disclosure – The carrying amounts of cash and equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and deferred revenue approximate fair value because of their short-term nature. The carrying amounts of the Company's current and long-term obligations approximate fair value.

Earnings (Loss) Per Share – Basic earnings (loss) per share reflect the weighted-average number of common shares outstanding during each period. Diluted earnings (loss) per share reflect the impact, when dilutive, of the exercise of options using the treasury stock method. The Company's stock options were antidilutive in 2001, 2000 and 1999. Options to purchase approximately 17,000, 61,000 and 10,000 shares in 2001, 2000 and 1999, respectively, were therefore excluded from the treasury stock calculation for those years.

Foreign Currency Translations and Transactions – The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The related translation adjustments are reported as a separate component of shareholders' equity under the heading "Accumulated Other Comprehensive Income (Loss)." Gains and losses resulting from transactions that are denominated in currencies other than the U.S. dollar are included in the operating results of the Company.

Stock-Based Compensation – The Company accounts for stock option awards to employees and directors using the intrinsic value method. The Company has not awarded stock options to non-employees. The difference between accounting for stock-based compensation under the intrinsic value method and the fair value method is disclosed in Note 10.

Other Comprehensive Income (Loss) – Currently, the only items presented in the Company's consolidated financial statements that are considered other comprehensive income (loss) are cumulative foreign currency translation adjustments, which are recorded as a component in the accompanying consolidated statements of shareholders' equity. Accumulated other comprehensive loss reported in the accompanying consolidated balance sheets consists only of foreign currency translation adjustments. Foreign currency translation losses arising during 2001, 2000 and 1999 were approximately $27,000, $265,000 and ($12,000), respectively.

Stock Split – On July 23, 2001, the Board of Directors and stockholders approved a 1:4.5 split of the Company's common stock, which was effected on July 23, 2001. All share and per share amounts have been retroactively restated to reflect the effect of the stock split.

Reclassifications – Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements – In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These pronouncements provide guidance on how to account for the acquisition of businesses and intangible assets, including goodwill, which arise from such activities. SFAS No.141 affirms that only one method of accounting may be applied to a business combination, the purchase method. SFAS No. 141 also provides guidance on the allocation of purchase price to the assets acquired. SFAS No. 142 provides that goodwill

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued) – resulting from business combinations no longer be amortized to expense, but rather requires an annual assessment of impairment and, if necessary, adjustments to the carrying value of goodwill. Adoption of these pronouncements is not expected to have a significant effect on the Company's consolidated financial statements.

2. DISCONTINUED OPERATION

On September 20, 2001, the Company sold the operations of Guildsoft, a United Kingdom distribution subsidiary, to a third party, as part of a restructuring plan (Note 3). The sale resulted in gross proceeds of $1,179,000 and a gain of approximately $413,000. The operations of Guildsoft have been reflected as a discontinued operation in all periods presented.

The following is a summary of the carrying amounts of the major classes of assets and liabilities included as part of the sale:

Cash and equivalents	$ 511,056
Accounts receivable and other current assets	226,350
Property and equipment	84,311
Goodwill	288,973
	1,110,690
Liabilities	548,112
Net assets disposed	$ 562,578

The following is a summary of financial information pertaining to Guildsoft:

	2001	2000	1999
Net sales	$ 3,137,858	$ 4,405,574	$ 3,573,361
Income (loss) before taxes	(143,856)	12,468	(130,544)

The 2001 gain on the sale of Guildsoft represents the net cash proceeds received less net assets disposed, professional fees paid in connection with the sale, and the write-off of the Company's investment basis in Guildsoft, including translation adjustments.

3. RESTRUCTURING AND CENTRALIZATION COSTS

During fiscal 1999, the Company approved and completed restructuring plans to centralize in the United States the quality assurance efforts for its Quetzal/SC product and further reduce costs and focus resources on key areas of the business. The restructuring plans resulted in charges for severance benefits and related costs for 31 terminated employees. These charges, totaling approximately $649,000, have been paid. There was no change in the initial estimate in subsequent periods.

During the fourth quarter of fiscal 2001, the Company approved and completed a corporate-wide restructuring plan in an effort to reduce costs and centralize administrative operations. The restructuring plan resulted in charges for severance benefits and related costs for 42 terminated employees. Of these charges, totaling approximately $763,000, $377,000 has been paid in the quarter and $386,000 has been accrued and is expected to be fully paid by January 2005.

4. INVENTORIES

Inventories consisted of the following at September 30:

	2001	2000
Materials	$222,976	$247,089
Finished goods	7,902	148,202
Total	$230,878	$395,291

5. ACCRUED EXPENSES

Accrued expenses consisted of the following at September 30:

	2001	2000
Accrued salaries and benefits	$ 130,756	$ 170,837
Accrued royalties and commissions	837,562	846,944
Accrued professional fees	317,713	212,060
Accrued severance, current portion	259,538	-
Other	420,342	359,582
Total	$1,965,911	$1,589,423

6. COMMITMENTS

Leases – The Company leases various facilities, equipment and automobiles in the U.S. and overseas under noncancelable operating leases which expire through 2017. The lease agreements generally provide for the payment of minimum annual rentals, pro rata share of taxes, and maintenance expenses. Rental expense for all operating leases was approximately $906,000, $912,000 and $956,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

As of September 30, 2001, minimum rental commitments under noncancelable operating leases are as follows:

Year Ending September 30	
2002	$ 730,411
2003	462,825
2004	339,393
2005	318,380
2006	106,451
Thereafter	-
Total minimum lease payments	$1,957,460

Royalties – The Company is also committed to pay royalties relating to the sales of certain software products. Royalty expense included in cost of sales was approximately $1,925,000, $1,894,000 and $1,637,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

7. LITIGATION

The Company is not a party to any litigation that management believes will have a material adverse effect on the Company's consolidated financial statements or its business.

8. FINANCING ARRANGEMENTS

Lines of Credit – The Company has two line-of-credit agreements, one domestic and the other international, with a single bank (the "credit lines"). As of September 30, 2001 and 2000, advances on the Company's two credit lines amounted to $635,000 and $960,0000, respectively. Borrowings under the credit lines bear interest at the bank's prime rate plus 1% (7% and 10.5% at September 30, 2001 and 2000, respectively) and are collateralized by substantially all assets. The international credit line is guaranteed up to 90% by the Export-Import Bank of the United States. The credit lines contain customary covenants which require, among other items, the Company maintain a minimum level of consolidated tangible net worth. As of September 30, 2001, the Company was in default on its covenant to maintain the minimum level of consolidated net worth. Due to the covenant default, no additional borrowings were available to the Company as of September 30, 2001.

On October 30, 2001 and December 19, 2001, the Company entered into amended and restated domestic and international bank credit lines for a period to expire on October 1, 2002 under similar terms and conditions, except that the credit lines will bear interest at the bank's prime rate plus 2%. The renewed domestic credit line provides for maximum borrowings of the lesser of $1,000,000 or 70% of defined eligible receivables, and the renewed international credit line provides for maximum borrowings of the lessor of $500,000 or 80% of defined eligible receivables.

Letter of Credit – The Company has an irrevocable standby letter of credit with a bank securing performance of a five-year property lease. The Company has reserved a cash term deposit in the amount of approximately $143,000 to secure the letter of credit. This restricted cash balance is included in other long-term assets.

9. INCOME TAXES

The (benefit) provision for income taxes consisted of the following for the years ended September 30:

Federal	$ (25,000)	$ -	$ (412,000)
State	-	-	-
Foreign	-	-	-
	(25,000)	-	(412,000)
Deferred:			
Federal	(567,000)	(547,000)	525,000
State	(100,000)	(97,000)	387,000
Foreign	(165,000)	96,000	22,000
Change in valuation allowance	832,000	548,000	(934,000)
	-	-	-
Total	$ (25,000)	$ -	$ (412,000)

9. INCOME TAXES (CONTINUED)

At September 30, 2001, the Company had federal tax loss carryforwards of approximately $7.1 million, expiring in 2020 and had approximately $7.5 million in state tax loss carryforwards, which commence expiration in 2008. An alternative minimum tax credit of approximately $132,000 is available to offset future regular federal taxes. Research and development credits of approximately $442,000 expire beginning in 2013. In addition, tax loss carryforwards in certain foreign jurisdictions total approximately $4.2 million.

The tax effects of significant items comprising the Company's net deferred tax position as of September 30 were approximately as follows:

	2001	2000
Deferred tax liabilities:		
Depreciation and amortization	$ (107,000)	$ (81,000)
Prepaid expenses	(108,000)	(69,000)
	(215,000)	(150,000)
Deferred tax assets:		
Net operating loss carryforwards	3,905,000	2,690,000
Research and development credits	442,000	404,000
Accounts and notes receivable reserves	222,000	193,000
Accrued severence	154,000	-
Alternative minimum tax credits	132,000	155,000
Other	131,000	123,000
Intangible assets	-	339,000
Deferred revenue	-	185,000
	4,986,000	4,089,000
Total	4,771,000	3,939,000
Valuation allowance	(4,771,000)	(3,939,000)
Deferred taxes, net	$ -	$ -

The Company has experienced significant losses from operations both domestically and internationally over the past several years. Accordingly, management does not believe the tax assets are more likely than not to be realized. Accordingly, a full valuation allowance has been provided. The valuation allowance increased by approximately $832,000 in 2001 primarily because of increased net operating loss carryforwards, partially offset by a write-off of deferred tax assets related to Guildsoft operations (Note 2) and partial expiration of state operating loss carryforwards. The valuation allowance increased by approximately $548,000 in 2000 primarily due to an increase in deferred tax assets related to deferred revenue and credit carryforwards.

9. INCOME TAXES (CONTINUED)

The following table reconciles the Company's effective tax rate to the federal statutory rate of 34% for the years ended September 30, 2001, 2000 and 1999:

	2001	2000	1999
Benefit at federal statutory rate	$ (1,630,000)	$ (336,000)	$ (1,785,000)
Provision of valuation allowance against currently generated net operating loss carryforwards	1,598,000	398,000	1,160,000
Other	7,000	(62,000)	213,000
Benefit for income taxes	$ (25,000)	$ -	$ (412,000)

10. SHAREHOLDERS' EQUITY

Stock Option Plans – The Company's two stock option plans described below provide for granting of options and other stock rights to purchase common stock of the Company to employees, officers, consultants, and directors who are not otherwise employees. The options granted are exercisable as specified at the date of grant and generally expire five to ten years from the date of grant. Generally, options and other stock rights are granted at exercise prices not less than fair market value at the date of the grant.

On October 4, 1996, the Company established the 1996 International Employee Non-Qualified Stock Option Plan (the "1996 International Plan"). Pursuant to this plan, nonqualified options may be granted to any employee or consultant of any of the Company's foreign subsidiaries through October 4, 2006.

On December 10, 1996, the Company established the Datawatch Corporation 1996 Stock Plan (the "1996 Stock Plan") which provides for the granting of both incentive stock options and nonqualified options, the award of Company common stock, and opportunities to make direct purchases of Company common stock (collectively, "Stock Rights"), as determined by a committee appointed by the Board of Directors. Options pursuant to this plan may be granted through December 10, 2006 and shall vest as specified by the Committee.

Selected information regarding the above stock option plans as of and for the year ended September 30, 2001 is as follows:

	Shares	
	Authorized for Grant	Available for Future Grant
1996 International Plan	44,444	14,300
1996 Stock Plan	366,667	92,136
	411,111	106,436

10. SHAREHOLDERS' EQUITY (CONTINUED)

The following table is a summary of activity for all of the Company's stock option plans:

	Options Outstanding	Weighted-Average Exercise Price
Outstanding, October 1, 1998	203,149	$ 9.27
Granted	115,181	5.45
Canceled	(39,227)	8.19
Exercised	(9,068)	4.50
Outstanding, September, 30, 1999	270,035	8.01
Granted	47,738	12.78
Canceled	(35,817)	8.28
Exercised	(41,592)	7.29
Outstanding, September 30, 2000	240,364	9.05
Granted	73,567	2.60
Canceled	(63,592)	8.68
Exercised	(334)	2.52
Outstanding, September 30, 2001	250,005	$ 7.25
Exercisable, September 30, 2001	159,502	$ 8.76
Exercisable, September 30, 2000	129,885	$ 9.32
Exercisable, September 30, 1999	99,159	$ 9.95

10. SHAREHOLDERS' EQUITY (CONTINUED)

The following table sets forth information regarding options outstanding at September 30, 2001:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 1.10	11,112	10	$ 1.10	-	$ -
1.80-2.93	49,783	10	2.67	5,106	2.67
3.09-4.50	11,302	9	3.33	2,182	3.40
5.06-7.17	70,067	8	5.65	59,697	5.62
7.61-10.97	61,394	6	8.78	54,570	8.65
11.52-15.19	39,235	7	13.19	30,835	12.65
19.41-21.92	4,445	4	20.91	4,445	20.91
31.78	2,667	5	31.78	2,667	31.78
	250,005	8	$ 7.25	159,502	$ 8.76

Pro Forma Disclosure – As described in Note 1, the Company uses the intrinsic method of valuing its stock options to measure compensation expense associated with grants of stock options to employees and directors. Had the Company recognized compensation for its stock options and purchase plans based on the fair value for awards under those plans after October 1, 1995, pro forma net loss and pro forma net loss per share would have been as follows:

	Years Ended September 30,		
	2001	2000	1999
Pro forma net loss	$ (5,596,153)	$ (1,171,846)	$ (4,248,287)
Pro forma net loss per share - Basic and diluted	(2.33)	(0.57)	(2.09)

The fair values used to compute pro forma net loss and net loss per share were estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Years Ended September 30,		
	2001	2000	1999
Risk-free interest rate	4.8 %	6.2 %	5.5 %
Expected life of option grants (years)	3.0	3.0	5.0
Expected volatility of underlying stock	134.3 %	116.3 %	75.8 %
Expected dividend payment rate	0.0 %	0.0 %	0.0 %
Expected forfeiture rate	0.0 %	0.0 %	0.0 %

The weighted-average fair value of stock options granted was $1.49, $2.61 and $3.56 for the years ended September 30, 2001, 2000 and 1999, respectively.

10. SHAREHOLDERS' EQUITY (CONTINUED)

Stock-Based Compensation – In 2001, the Company issued 39,912 shares of common stock with an aggregate fair value of $100,410 to a director for services and a third-party for the purchase of software. The fair value of the stock issued the director ($60,410) was expensed as the services were provided. The fair value of the stock issued the third-party ($40,000) was capitalized as purchased software (see Note 1).

On January 17, 2001, the Company renewed its two line-of-credit agreements with a bank (see Note 8), in connection therewith, the Company issued the bank a warrant to purchase 15,556 shares of the Company's common at an exercise price of $2.25 per share. This warrant expires on January 17, 2011. The fair market value of the warrant (determined using the Black-Scholes pricing model and the following assumptions: 116% volatility, 10 year estimated life and 6.2% risk-free interest rate) was determined to be $76,333, which has been recorded as an increase in additional paid-in capital and is being amortized as a component of interest expense over the one year renewal period.

On October 30, 2001, the Company again renewed its two line-of-credit agreements with the bank (see Note 8), in connection therewith, the Company issued the bank a warrant to purchase 49,669 shares of the Company's common at an exercise price of $1.51 per share. This warrant expires on October 30, 2008. The fair market value of the warrant (determined using the Black-Scholes pricing model and the following assumptions: 134.3% volatility, 7 year estimated life and 4.8% risk-free interest rate) was determined to be $77,000 which has been recorded as an increase in additional paid-in capital and is being amortized as a component of interest expense over the one year renewal period.

11. RETIREMENT SAVINGS PLAN

The Company has a 401(k) retirement savings plan covering substantially all of the Company's full-time domestic employees. Under the provisions of the plan, employees may contribute a portion of their compensation within certain limitations. The Company, at the discretion of the Board of Directors, may make contributions on behalf of its employees under this plan. Such contributions, if any, become fully vested after five years of continuous service. The Company has not made any contributions during 2001, 2000 or 1999.

12. SEGMENT INFORMATION

The Company has determined that it has only one reportable segment meeting the criteria established under SFAS No. 131. The Company's chief operating decision maker, as defined (determined to be the Chief Executive Officer and the Board of Directors), does not manage any part of the Company separately, and the allocation of resources and assessment of performance is based solely on the Company's consolidated operations and operating results.

The following table presents information about the Company's sales by product lines:

	Years Ended September 30,		
	2001	2000	1999
Monarch and Monarch/ES	70 %	70 %	62 %
Quetzal/SC	30	30	38
	100 %	100 %	100 %

12. SEGMENT INFORMATION (CONTINUED)

The Company's operations are conducted in the U.S. and in Europe (principally in the United Kingdom). The following table presents information about the Company's continuing geographic operations:

	Domestic	Europe (Principally U.K.)	Eliminations	Total
Year Ended September 30, 2001				
Net sales	$ 11,222,786	$ 8,153,778	$ (973,909)	$ 18,402,655
Long-lived assets	1,943,505	559,769		2,503,274
Year Ended September 30, 2000				
Net sales	$ 14,356,499	$ 9,332,206	$(1,214,868)	$ 22,473,837
Long-lived assets	1,615,423	808,849		2,424,272
Year Ended September 30, 1999				
Net sales	$ 12,923,636	$ 11,284,563	$ (610,159)	$ 23,598,040
Long-lived assets	1,884,875	937,728		2,822,603

Export sales aggregated approximately $4,367,000, $5,137,000 and $5,862,000 in 2001, 2000 and 1999, respectively.

13. QUARTERLY RESULTS (UNAUDITED)

Supplementary Information – Quarterly Results (Unaudited):

	First	Second	Third	Fourth
Year Ended September 30, 2000:				
Net sales	$ 5,624,232	$ 5,662,597	$ 5,806,855	$ 5,380,153
Gross profit	4,757,690	4,735,662	4,889,958	4,530,056
Loss from continuing operations, before tax	(423,060)	(167,060)	(3,997)	(407,980)
Loss from continuing operations	(423,060)	(167,060)	(3,997)	(407,980)
Income (loss) from discontinued operations	(14,284)	79,246	7,595	(60,089)
Net income (loss)	(437,344)	(87,814)	3,598	(468,069)
Income (loss) per share - basic and diluted:				
Continuing operations	$(0.21)	$(0.08)	$(0.00)	$(0.20)
Discontinued operations	$(0.01)	$ 0.04	$ 0.00	$(0.03)
Net income (loss) per share - basic and diluted	$(0.21)	$(0.04)	$ 0.00	$(0.23)
Year Ended September 30, 2001:				
Net sales	$ 5,058,912	$ 4,592,965	$ 4,283,481	$ 4,467,297
Gross profit	4,319,704	3,794,611	3,461,548	3,426,031
Loss from continuing operations, before tax	(440,020)	(1,189,243)	(1,458,343)	(2,322,445)
Loss from continuing operations	(440,020)	(1,189,243)	(1,458,343)	(2,297,445)
Income (loss) from discontinued operations	(33,677)	(26,507)	(43,490)	372,831
Net loss	(473,697)	(1,215,750)	(1,501,833)	(1,924,614)
Income (loss) per share - basic and diluted:				
Continuing operations	$(0.21)	$(0.49)	$(0.58)	$(0.91)
Discontinued operations	$(0.02)	$(0.01)	$(0.02)	$ 0.15
Net loss per share - basic and diluted	$(0.23)	$(0.50)	$(0.60)	$(0.76)

In the fourth quarter of 2001, the Company recorded an additional amount of $265,000 in royalties expense resulting from the refinement of the Company's estimated obligations.

* * * * * *

STOCK AND CORPORATE INFORMATION

QUARTERLY STOCK INFORMATION

The Company's common stock is listed and traded on the Nasdaq National Market under the symbol DWCH.

The following table sets forth the range of high and low prices during each fiscal quarter of the Company for the fiscal years ended September 30, 2001 and September 30, 2000:

2001	COMMON STOCK	
Quarter	High	Low
4th	2.610	1.000
3rd	3.915	1.620
2nd	6.751	1.688
1st	7.032	1.266

2000	COMMON STOCK	
Quarter	High	Low
4th	10.689	4.922
3rd	16.877	5.063
2nd	33.472	8.438
1st	29.534	2.813

As of December 12, 2001, there were approximately 158 shareholders of record of the Company's common stock and the Company believes that the number of beneficial holders of common stock exceeds 2,500.

The Company has not paid any cash dividends and it is anticipated that none will be declared in the foreseeable future. The Company intends to retain future earnings, if any, to provide funds for the operation, development and expansion of its business.

ANNUAL MEETING

The annual shareholders' meeting of Datawatch Corporation will be held on March 8, 2002, at 10:00 a.m. at the Doubletree Riverfront Hotel, 50 Warren Street, Lowell, MA 01852.

FORM 10-K REPORT

A copy of the Company's Form 10-K filed with the SEC may be obtained free of charge by writing to Investor Relations, Datawatch Corporation, 175 Cabot Street, Suite 503, Lowell, MA 01854.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company,
40 Wall Street, New York, NY 10005

GENERAL COUNSEL

Testa, Hurwitz & Thibeault, LLP
125 High Street, Boston, MA 02110

INDEPENDENT AUDITORS

Deloitte & Touche, LLP
200 Berkeley Street, Boston, MA 02116

BOARD OF DIRECTORS

Richard de J. Osborne
Chairman of the Board

Robert W. Hagger
President and Chief
Executive Officer

Jerome Jacobson*+
Business Consultant

Terry W. Potter*+
Business Advisor, Venture Solutions & Development, Inc.

David T. Riddiford*+
General Partner, Pell, Rudman Venture Management, LP

James Wood*+
Retired Chairman of the Board, The Great Atlantic & Pacific Tea Co.

*Members of the Audit Committee
+Members of the Compensation and Stock Committee

CORPORATE OFFICERS

Robert W. Hagger
President and Chief
Executive Officer

John H. Kitchen III
Senior Vice President for Channel Products and Secretary

H. Calvin G. MacKay
Senior Vice President for Enterprise Software

Alan R. MacDougall
Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary

Linda E. Lammi
Vice President of Development and Technical Services

DATAWATCH®

DATAWATCH CORPORATION
[illegible]5 CABOT STREET, SUITE 503
LOWELL, MA 01854